

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

Via U.S. Mail and facsimile: (602) 445-8100

September 29, 2008

Mark A. DiBlasi
President and Chief Executive Officer
Roadrunner Transportation Services Holdings, Inc.
4900 S. Pennsylvania Ave.
Cudahy, WI 53110

Re: Roadrunner Transportation Services Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-152504
Filed on September 11, 2008

Dear Mr. DiBlasi,

        We have reviewed your responses to the comments in our letter dated August 22, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement Cover Page

1. We note your response to prior comment 2 and reissue. As your filing is an initial public offering by you and also an offering by your selling shareholders, there are two simultaneous offerings under one registration statement. Please revise your fee table to indicate separately the shares that are offered by the selling shareholders.

General

2. We note your response to prior comment 1 and have the following additional comments. Text should be used to the extent necessary to explain briefly the graphics presented. Please remove the phrase "Flexible and Responsive Supply-

Chain Solutions" as well as the phrase "Non-Asset Based Services" and the text that follows.

3. We note that you also provide services to Puerto Rico but we could not locate such geographic location on the map. Please consider revising the graphic.

4. We note your response to prior comment 3. Please file your consents as exhibits to the registration statement. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

5. We note your responses to prior comment 7 and request that you amend your analysis to consider the following:

- We note that you believe that the exchange of shares of GTS common stock for shares of your common stock in connection with the GTS merger is exempt from registration under Regulation D. Please tell us which Regulation D rule you are relying upon for your analysis.
- We note that you believe that the GTS merger and the IPO are not parts of a single plan of financing. However, it is not clear that the two transactions are not dependent upon each other. For instance, we note that you will use proceeds from the offering to pay GTS debt. You also disclose on page 64 that the transactions are "conditioned upon" each other and redemption of your Series A preferred stock is a condition to the merger. We note that you will use proceeds from the offering to redeem the Series A preferred stock.
- Please explain whether the investors under the GTS merger will be irrevocably bound to the merger and whether those investors will be able to renegotiate any terms of the agreement. Upon review of your response and the Merger Agreement, we may have additional comments.

6. Furthermore, please revise your entire prospectus to clearly separate discussion of the current operations of your company from your company after the anticipated GTS merger.

Prospectus Summary, page 1
General

7. We note your response to prior comment 4 and reissue in part. Your prospectus summary should be concise and provided in plain English. As such, please reduce the amount of defined terms in your summary and define only those terms necessary to provide a brief overview of the key aspects of your offering in clear plain language. The prospectus summary currently includes a number of defined terms that may appear to be unnecessary. For example, page 1 includes such defined terms, "ICs," "LTL," "TL," "3PL," and "TMS." Please refer to

Instruction to 503(a) of Regulation S-K. As applicable, make corresponding changes throughout your prospectus, as appropriate.

8. We note your response to prior comment 8 and reissue in part. Please revise the entire summary to remove marketing language. For instance, we note in the first paragraph of the summary that you offer customers "value" by "allowing them to reduce operating costs, redirect resources to core competencies, improve supply chain efficiency, and enhance customer service." You also state that your non-asset based model enables you to generate "strong free cash flows and attractive returns." These are only a few examples of phrases contained in your summary that we believe are inappropriate for a disclosure document.

Our Business and Recent Developments, page 1

9. We note your response to prior comment 9 and reissue in part. Although there is a financial snapshot of the company as a whole on page 7, please revise to provide a brief financial snapshot of your company as a whole for the last audited period and interim stub in the forepart of your summary. This brief snapshot in the summary will allow the investor to have a better understanding of your company as a whole.

10. We note your response to prior comment 10. Please revise your disclosure to state that your belief is based on your own research.

Our Competitive Strengths and Services, page 2

11. We note your response to prior comment 13 and reissue in part. Under the first and second bullet points on page 2, we could not locate any description briefly explaining the position of your company *in relation* to your competition. Furthermore, we could not locate any revisions regarding your competitive position in relation to your growth strategies.

12. Refer to the second full paragraph that begins with "Flexible Operating Model." Please revise to describe what you mean by purchased power.

Experienced and Motivated Management Team, page 3

13. We note that there have been no changes to your disclosure regarding your management on page 3. Further, we note your revised disclosure on page 4 that your senior management has "limited" experience running a public company. Please revise here to similarly disclose or advise.

GTS Merger, page 4

14. We note your response to prior comment 6 and reissue in part. Please revise to briefly describe the material terms of the GTS merger and the other transactions that will occur at the time of the offering. A mere cross- reference to page 64 is insufficient. We also note the third paragraph on page 29 that you refer to "cash paid at closing" with respect to the GTS merger. Please provide more disclosure regarding the cash that will be paid at closing, here and throughout the prospectus, as appropriate.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data, page 6

15. We note your inclusion of footnote (c) in response to our prior comment 11. Please expand to indicate your calculation of this ratio may not be comparable to other companies in your industry. If true, please also disclose that this operating measure is based on the amount of historical capital expenditures and revenues as shown in the financial statements without adjustment. Otherwise, it would appear you are presenting a non-GAAP measure which would require additional disclosures, including reconciliation to the most directly comparable GAAP measure, as noted in our previous comment 11.

16. We note your inclusion of footnote (a) on page 7 and footnote (k) on page 23 in response to our prior comment 24. Please further expand to disclose that this one-time, non-recurring charge has been reflected in the historical financial statements of GTS for the six months ended June 30, 2008, and has not been excluded from the pro forma financial statements.

Risk Factors, page 8

Fluctuations in the price or availability of fuel and limitations on our ability to collect fuel surcharges may adversely affect our results of operations, page 8

17. While we note your response to prior comment 19, please disclose the percentage of your customers that you have contracts with for these capped surcharges.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

18. We have reviewed your response to our prior comment 36. We believe a meaningful discussion of the pro forma results of operations could be provided for the most recent fiscal year end and subsequent interim period that reflects the GTS merger. In this regard, the basis of your supplemental pro forma discussion would be the pro forma financial information giving effect to the GTS merger

only, as reflected in the pro forma results of operations at pages 21 and 22. For example, (a) the pro forma results of operations for the most recent year ended December 31, 2007 should be discussed with an explanation as to the significance in your operations as a result of the GTS merger, and (b) the pro forma results of operations for the interim period ended June 30, 2008 would provide a similar analysis. This supplemental pro forma discussion should follow the historical financial information in MD&A, be clearly labeled as "pro forma," provide an explanation as to how the pro forma presentation was derived, and explain why management believes the information to be useful and any potential risks associated with using such a presentation. Please revise or advise.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 31

19. See the paragraph discussion of Operating Income. Please revise the last two sentences to delete or clarify the apparently inadvertent references to the "six months ended June 30..." The discussion should instead be based on the years ended December 31, 2007 and 2006. In addition, please disclose the amount of operating income for the TL and LTL segments for each year.

Year Ended December 31, 2006 Compared to the Period from February 22, 2005 to December 31, 2005, page 32

20. See the paragraph discussion of Operating Income. Please expand to disclose the amount of segment operating income (loss) for TL and LTL for each period. Further disclose, if true, that with the merger of Sargent into your operations, this began the separate TL segment in 2006, and that periods prior to this reflected LTL segment results only.

Liquidity and Capital Resources, page 33

21. See the last paragraph under "Cash Provided by (Used in) Operating Activities" on page 33. Please clarify that cash provided by operating activities during 2006 was $9.5 million rather than $12.5 million.

22. Refer to the last sentence in the first paragraph under "Cash Provided by (Used in) Financing Activities" on page 34. Based on information shown in the statements of cash flows at page F-25, it appears you had a larger debt repayment during the six months ended June 30, 2007 as compared to the six months ended June 30, 2008. Please revise or advise.

23. We note your response to prior comment 37 regard the GTS credit facility. Please include in MD&A – 'Credit Facilities' a discussion of the GTS credit facility to the extent this facility will be maintained by the Company subsequent to the GTS merger.

Anticipated Uses of Cash, page 34

24. We note your response to prior comment 38 and reissue. As forecasted Sargent's EBITDA is unavailable, please provide an estimate based on previous earnings from Sargent or tell us why such estimate is impossible.

Seasonality, page 35

25. We note your response to prior comment 40 and reissue in part. Please explain why transportation sales would be lower "*during*" the winter holiday season as this is not intuitively clear.

Competition, page 48

26. We note your response to prior comment 42 and have the following additional comment. We note your new disclosure on your position compared to other logistics companies but we did not see clear disclosure disclosing the number of other non-asset based logistics companies. Your revised disclosure should aim to highlight your position compared to other logistics companies as a company as a whole and also among your various business segments.

Description of Indebtedness, page 73

27. We note that you expect to obtain amendments under your credit facilities to waive the requirement to use 100% of the net proceeds of the offering to repay your indebtedness. If this is a material risk, please create a risk factor and discuss this risk for investors.

Underwriting, page 81

28. We note your response to prior comment 47 and have the following additional comment. Please revise the first sentence of the first paragraph of this section to clarify that the underwriters "are" underwriters and the selling stockholders "may be deemed" Underwriters under the Securities and Exchange Act of 1933.

Group Transportation Services, Inc. and GTS Direct, LLC
Audited Combined Financial Statements – Year Ended December 31, 2007

Note 1. Significant Accounting Policies
Revenue Recognition, page F-37

29. We have reviewed your response to our prior comment 56. Please expand the second paragraph to disclose that your revenue recognized on a "net" basis has

not been significant, and confirm to us that you will disclose such amounts if they become significant.

Group Transportation Services Holdings, Inc.
Interim Unaudited Financial Statements – June 30, 2008

Note 2. Acquisition, page F-45

30. We have reviewed your response to our prior comment 57. Please clarify as appropriate, in the second sentence of the second paragraph on page F-45 that the 'former owner' was that of "Group Transportation Services, Inc. and GTS Direct, LLC" rather than GTS. [In this regard, we note that GTS was formed on February 12, 2008 as an indirect wholly-owned subsidiary of THCP II, and as disclosed on page 65, that Mr. Michael P. Valentine, the former owner, was also one of GTS' directors and its chief executive officer, and that he will serve in senior management within your TMS operations, as disclosed on page 53 under "Key Employees."] As such, please tell us your consideration given to the second factor under "Factors involving components of shareholder group" of EITF No 95-8, in analyzing whether the accounting treatment of the potential contingent consideration should be treated as additional purchase price or compensation for services.

31. In addition, please specifically address the second factor involving terms of continuing employment. That is, you state that contingent consideration is not conditional upon continued employment and that it will be paid regardless of employment status. However, please tell us whether the former owner entered into any separate employment contract or commitment and, if so, describe the significant terms of that agreement. In this regard, we note that the former owners discussed in your response to prior comment 58 have been referred to as "at-will" employees. Please explain how the circumstances of their employment differ from those of the former owner of GTS.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

32. Please revise this section to provide the rule to support your claims for exemption from registration under Section 4(2) of the Securities and Exchange Act of 1933.

Exhibit 5.1

33. We note that your opinion is based solely upon your review of items A through D. Please remove this qualification from your opinion.

Other

34. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

35. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Sincerely,

Rolaine S. Bancroft
Special Counsel

cc: Michael L. Kaplan, Esq.
        Greenburg Traurig LLP